December 15, 2014

David Baker
Rockdale Resources Corporation

Dear Mr. Baker:

Please accept this letter as my formal notice of resignation as Director from Rockdale Resources Corporation, effective on December 15, 2014.

Sincerely,

/s/ Matthew Ferguson
Matthew Ferguson